Filed Pursuant To Rule 433

Registration No. 333-278878

October 14, 2025

SENIOR ANALYST, ETF.COM, SUMIT ROY: Hey everyone. Sumit Roy here, senior analyst@etf.com, and today I'm joined by Krista Lynch who is Grayscale's director of ETF Capital Markets. Krista, it's so nice to have you here.

DIRECTOR OF ETF CAPITAL MARKETS, GRAYSCALE INVESTMENTS, KRISTA LYNCH: Thanks so much for having me.

ROY: So Krista, just a few days ago on October 6th, two of your Ethereum ETFs, ETHE and ETH became the first US listed ETFs to offer staking, which is a pretty significant development. First of all, before we go further, I would love it if you could kind of explain to the people who don't know what it is, what the term staking means.

LYNCH: Yeah, sure. So staking is inherent to proof of stake assets in the crypto landscape. Ethereum is a good example of that. And staking is effectively when you take your assets and you pledge them or you, uh, you put them forward so that they can make the overall security of the network safer and as a result you get paid back in kind with those tokens. And so it's a way to make your investment in an underlying crypto asset yield bearing and we're very excited to now be able to deliver that in ETP form.

ROY: Yeah, that's great. So Grayscale recently published this report, which I think does a great job of breaking down the basics of staking and in it, it talks about the four different ways in which someone can participate in staking everything from setting up your own validator with a computer to handing over the crypto to someone else who then does the staking for you. What does Grayscale do when it comes to this, uh, your two Ethereum ETFs do, are you running your own validators or are you kind of handing off the staking to someone else?

LYNCH: Yeah, so we are using third party validators. We have set this up to be facilitated through our existing custodian. Uh, it's actually a non-custodial solution as we call it, but effectively the assets are not leaving their current cold storage, uh, facility. And we think that this is a very safe and secure way to be able to partner with some of the industry leaders in this space who have really good track records, really strong track records in staking and providing validator services, which is effectively how we're staking our assets. Uh, so we're proud to be able to lean on other experts in the industry that can help us get assets in our ETPs staked. Now you mentioned some of the other ways that one could stake and even just hearing you say it, I myself am like, how would I go about doing that? I think that's another beauty of doing this via ETP, is you can really lean on the asset management and crypto expertise of a company like Grayscale to handle all of these somewhat daunting aspects of achieving the yield for you.

ROY: Right now, Krista, if you go to the website for the Grayscale Ethereum Mini Trust ETH, it shows that about 63% of the ether is staked. Yep. How do you decide, uh, you know, how much to stake when it comes to these ETFs and is there a limit to how high that number could go because of liquidity or redemption needs?

LYNCH: Yeah, so the latter, uh, reason that you alluded to is exactly why we have around 65, 63, I think right now, percent of the funds staked and, and how do we come up with that number? A lot of spreadsheets, a lot of number crunching. Uh, we looked at historical redemption patterns on existing ETPs in market and that was really just one of many components that went into our decision of how we manage what we call the liquidity sleeve. The liquidity sleeve is the unstaked portion of the fund and we wanted to set that aside to be able to redeem or help facilitate redemptions, uh, in a timely manner. Now to elaborate on that a little bit, when your assets are staked, they're nontransferable. And so in the case where you have an ETF wrapper that typically facilitates creations and redemptions on a t plus one or t plus two basis, if you have your assets staked and it takes right now about 40 days to unstake an Ethereum token, obviously there is liquidity mismatched there. And so we designed a model under which we would not stake the entirety of the fund so that we could ensure that we're able to facilitate redemptions in a timely manner using that liquidity sleeve as one such tool. Now we wanted to also be very transparent about the liquidity profile of the fund. And so we are publishing on a daily basis the percentage of the fund staked. And I think that's a really cool feature for multiple reasons, but I myself find myself looking at it on a daily basis to see the number ticking up and I think that's really exciting to see it growing over time, uh, as we're able to ramp up.

ROY: Yeah, I love to see that transparency. And speaking of that, Chris, uh, you know, you guys were the first ones to offer, uh, staking for Ethereum ETFs, but we have seen some other competitors, uh, try to get staking into their ETFs as well. Do you think this is gonna be a point of competition people are gonna, you know, offer ETFs that stake more or stake less and thereby offer higher or lower yields?

LYNCH: Yeah, I think that this is, uh, an inflection point for the intersection of crypto and ETFs where we will start to see some potential differences in the management style of the funds. Uh, previously these were, and they still are 33 act, uh, passive vehicles. There's not a lot of room for differentiation in terms of the daily business as usual activities of the fund. But now this is an area where you can really see, uh, different uh, approaches. I think there's not necessarily a right or wrong answer, but we are very confident in our model for how we've set up the ability to stake. Now some of the other products in market that you alluded to, I think they're very creative and I think that those issuers have, uh, really made the most of what regulatory ingredients were available at the time. But we're super excited to, as you mentioned, be the first 33 act pure spot, uh, access point for a staked asset.

ROY: How about the costs when it comes to staking? You said you're using um, other parties to help with that. Yeah. Do you, uh, do they take a cut of the staking rewards? Is that reflected in the expense ratio? Where do we see those costs show up?

LYNCH: There are some costs associated with it, of course using third parties, uh, there's going to be some costs inherently, but we've been able to use our stature and our assets, uh, our asset base that we're bringing to these partners to really push those costs down. So we're really excited to be able to offer this at a low cost. It is ultimately disclosed as something that, uh, is a fee that will be taken out of the staking rewards, but on a net basis this is going to be very additive to our investors. As an example, we're going to be returning 94% of our staking rewards to investors in our ETH mini product.

ROY: Oh, that's great. And um, you know, is there any way to see kind of the staking yield, um, I'm looking at the coin desk composite ether staking rate, which is kind of a benchmark for staking yields and it's around 3%. Obviously it's a little bit different with the ETF because you're not staking a hundred percent of right there like we talked about. So can investors get a sense of what the yield is when it comes to the ETF?

LYNCH: Yeah, so that rate that you mentioned I think is a good kind of guidepost. And then you can look at the percentage of the funds staked to try to back into what you should expect your yield to be. Of course it will be a little bit different from that. That's a composite rate. Uh, but you can also see the quantity of token in the fund on a daily basis also published on the website. So that's a good place to be able to try to ascertain how many tokens the fund has received through these rewards by tracking the number of token in the trust and you can of course determine uh, what is an increase or decrease due to a change in shares and other differences will largely be driven by these staking rewards.

ROY: Krista, it seems like staking could be a game changer when it comes to the way investors think about crypto. You know, up until now the mental model for a lot of investors was digital gold. You kind of buy it and hope the price goes up because more people pile in. But with staking these assets kind of become a little bit bond-like in a way. Do you think that is something that's going to increase the demand and bring different types of investors into the space? Yeah,

LYNCH: I think it's a really exciting feature. I think that uh, we're still finding a lot of investors are beginning their crypto journey, but this is another kind of point of conversation to have to really bring more people into the fold, become more inquisitive. And as you said, it's a great feature. Investors don't actually have to do anything to benefit from this. It's not like they have to turn something on themselves. We've done all the work in the backend. And so I think that this could be yet another talking point as people get into crypto to really help them gain curiosity and say, oh, maybe I do want a yield bearing instrument and this is the way that I can do it in the crypto landscape.

ROY: Krista, since I have you, I wanna briefly touch on another topic. You guys at Grayscale have been, uh, <laugh> very active launching a number of very unique products in the crypto space. And one really interesting one is your Grayscale CoinDesk Crypto 5 ETF ticker symbol GDLC. If I'm not mistaken, it became the first ETF to hold three crypto assets or more and effectively making it one of the first crypto index funds.

LYNCH: Yeah, we're really excited to have GDLC in market. It's the top five tokens by market capitalization excluding meme coins and staple coins. And I think we're finding that as investors get more comfortable with Bitcoin, which they've been doing over the past year and a half, largely thanks to the ETPs, uh, I think that they are in some cases ready to expand beyond Bitcoin, but it can be very daunting to choose which tokens or which assets to go with beyond Bitcoin and Ethereum, especially as more of these will become eligible to be ETPs. So I think that GDLC is a great way for investors who know they wanna move beyond Bitcoin and Ethereum, but maybe don't wanna do all the upfront work themselves of trying to select those assets, rebalance their exposure to those assets. They can have a similar experience to buying something like the S&P 500, uh, where they get exposure as we've calculated to about 90% of the crypto returns via this one vehicle. So I think that there's room for both. I think there's a lot of people who are still just starting their crypto journey. Maybe Bitcoin is where they wanna start. Maybe then they're comfortable branching onto Ethereum or maybe they wanna go beyond that. And then GDLC is a really good option for them.

ROY: It currently holds, uh, BTC Ethereum XRP Solana Cardano. Do you think? That's right. Eventually you're gonna have more than five in this ETF or you might launch a different ETF with more than five crypto assets?

LYNCH: So we named it the Grayscale CoinDesk Crypto 5. So I think we're pretty married to the five concept with this particular fund. However, I do think that there is an appetite for funds beyond this that have more tokens. And selfishly, as someone who used to manage funds in the traditional finance world with many thousands of line items, I am really excited for the day that comes to crypto and we can start to apply some of these traditional finance management techniques to crypto products.

ROY: Well, Krista, a ton of great information. I really want to thank you for taking the time and sharing your insights with us today.

LYNCH: Thanks so much for having me.

Grayscale Ethereum Mini Trust ETF (“ETH” or the “Fund”) has filed a registration statement (including a prospectus) with the SEC for its offering to which this communication relates. Before you invest, you should read the prospectus in such registration statement and other documents the Fund has filed with the SEC for more complete information about such Fund and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Fund or any authorized participant will arrange to send you such prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.